# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lanvin Group Holdings Ltd, CIK 0001922097
CUSIP: G5380J100
Title of class of securities: Ordinary A
Address of issuer's principal executive offices: 3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No. 2, Shanghai, China (F4), 200010
Date of event which requires filing of this statement: 06/18/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001274981-23-000007
Filed by CIK 0001274981

## Reporting persons
- NATIXIS: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); sole voting power 2,639,822; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,639,822 (1.82% of the class)

## Item 1. Issuer
Name of issuer: Lanvin Group Holdings Ltd
Address of issuer's principal executive offices: 3701-02, Tower S2, Bund Finance Center, 600 Zhongshan Rd East No. 2, Shanghai, China, 200010

## Item 2. Person Filing
Name of person filing: NATIXIS
Address of principal business office or, if none, residence: 7 Promenade Germain Sablon - 75013 PARIS - France
Citizenship: France

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Bank

## Item 4. Ownership
Amount beneficially owned: 2,639,822
Percent of class: 1.82
Sole power to vote or to direct the vote: 2,639,822
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to QII is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- NATIXIS: /s/ Stephane MORIN, Stephane MORIN / CFO (11/14/2024)